EXHIBIT D-8



                        UNITED STATES OF AMERICA
                      NUCLEAR REGULATORY COMMISSION


In the Matter of                 )
                                 )
NEW YORK STATE ELECTRIC & GAS    )    Docket No. 50-41D
    CORPORATION                  )
                                 )
(Nine Mile Point Nuclear Station )
  Unit No. 2)



          ORDER APPROVING APPLICATION REGARDING RESTRUCTURING OF
          NEW YORK STATE ELECTRIC & GAS CORPORATION BY
          ESTABLISHMENT OF A HOLDING COMPANY AFFECTING LICENSE
          NO. NPF-69, NINE MILE POINT NUCLEAR STATION, UNIT NO. 2



                              I.

     New York State Electric & Gas Corporation (NYSEG) is licensed by the U.S. Nuclear Regulatory Commission (NRC or Commission) to own and possess an 18-percent interest in Nine Mile Point Nuclear Station, Unit 2 (NMP2), under Facility Operating License No. NPF-69, issued by the Commission on July 2, 1987. In addition to NYSEG, the other owners who may possess, but not operate, NMP2 are Long Island Lighting Company with an 18-percent interest, Rochester Gas and Electric Corporation with a 14-percent interest, and Central Hudson Gas & Electric Corporation with a 9-percent interest. Niagara Mohawk Power Corporation (NMPC) owns a 41-percent interest in NMP2, is authorized to act as agent for the other owners, and has exclusive responsibility and control over the operation and maintenance of NMP2. NMP2 is located in the town of Scriba, Oswego County, New York.

                              II.

     Under cover of a letter dated September 18, 1997, from its counsel, NYSEG submitted an application for consent by the Commission, pursuant to 10 CFR 50.80, regarding a proposed corporate restructuring action that would result in the indirect transfer of the operating license for NMP2 to the extent it is held by NYSEG. As a result of the proposed restructuring, NYSEG would establish a new holding company and become a wholly owned subsidiary of the new holding company, not yet named, to be created as a New York State corporation in accordance with an executed "Agreement Concerning the Competitive Rate and Restructuring Plan of New York State Electric & Gas Corporation" (Settlement Agreement) forwarded as enclosures to supplemental letters to the application dated October 20 and 27, 1997. Under cover of a letter dated January 6, 1998, counsel for NYSEG forwarded copies of an order by the Federal Energy Regulatory Commission authorizing the corporate restructuring, subject to certain specified conditions, and finding that the proposed restructuring will not adversely affect competition or have an anticompetitive effect. Similarly, under cover of a letter dated February 9, 1998, counsel for NYSEG forwarded copies of the order, which was issued and effective January 27, 1998, by the State of New York Public Service Commission (NYPSC), adopting the terms of the Settlement Agreement, subject to certain modifications and conditions generally involving retail rate matters, and clarifying that NYSEG will have a reasonable opportunity to recover all prudently incurred NMP2 costs, subject to the duty of the NYPSC to set just and reasonable rates.
     According to the application, the outstanding shares of NYSEG's common stock (other than shares for which appraisal rights are properly exercised) would be exchanged on a share-for-share basis for common stock of the holding company, such that the holding company will own all of the outstanding common stock of NYSEG. Under this restructuring, NYSEG would divest its interest in coal-fired power plants but would continue to be an "electric utility" as defined in 10 CFR 50.2 engaged in the transmission, distribution and, in the case of NMP2 and hydroelectric facilities, the generation of electricity. NYSEG would continue to be a licensee of NMP2, and no direct transfer of the operating license or interests in the station would result from the proposed restructuring. The transaction would not involve any change to either the management organization or technical personnel of NMPC, which has exclusive responsibility under the operating license for operating and maintaining NMP2 and which is not involved in the proposed restructuring.
     Notice of this application for approval was published in the FEDERAL REGISTER on December 5, 1997 (62 FR 64407), and an Environmental Assessment and Finding of No Significant Impact was published in the FEDERAL REGISTER on January 16, 1998 (63 FR
2701).
     Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information submitted in the application of September 18, 1997, as supplemented by submittals dated October 20 and 27, 1997, and January 6 and February 9, 1998, the NRC staff has determined that the restructuring of NYSEG by establishment of a holding company will not affect the qualifications of NYSEG as a holder of the license, and that the transfer of control of the license for NMP2, to the extent effected by the restructuring, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein.
These finding are supported by a safety evaluation dated March
19, 1998.
                              III.
     Accordingly, pursuant to Sections 161b, 161l,161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC para. 2201(b), 2201(i), 2201(o), and 2234, and 10 CFR 50.80, IT IS
HEREBY ORDERED that the Commission approves the application regarding the proposed restructuring of NYSEG by the establishment of a holding company, subject to the following: (1) NYSEG shall inform the Director of the Office of Nuclear Reactor Regulation, 60 days prior to a transfer (excluding grants of security interests or liens) during any twelve month period from NYSEG to the holding company, or any direct or indirect subsidiary of the holding company, of facilities for the production, transmission, or distribution of electric energy (other than the transfer of NYSEG's seven coal-fired power plants) having a depreciated book value exceeding 10 percent (10%) of NYSEG's consolidated net utility plant, as recorded on NYSEG's books of account, and (2) should the restructuring of NYSEG not be completed by March 19, 1999, this Order shall become null and void, provided, however, on application and for good cause shown, such date may be extended.
     This Order is effective upon issuance.
                              IV.
     By April 29, 1998, any person adversely affected by this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how that interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).
     If a hearing is to be held, the Commission will issue an order designating the time and place of the hearing.
     The issue to be considered at any such hearing shall be whether this Order should be sustained.
     Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission,

Washington, DC 20555-0001, Attention: Rulemakings and Adjudications Staff, or may be delivered to 11555 Rockville Pike, Rockville, Maryland, between 7:45 a.m. and 4:15 p.m. Federal workdays, by the above date. Copies should be also sent to the Office of the General Counsel, and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission, Washington, DC 20555, and to Mr. Sherwood J. Rafferty, Senior Vice President and Chief Financial Officer, New York State Electric & Gas Corporation, P.O. Box 3287, Ithaca, NY 14852.
     For further details with respect to this Order, see the application for approval dated September 18, 1997, as supplemented by letters dated October 20 and 27, 1997, and January 6 and February 9, 1998, which are available for public inspection at the Commission's Public Document Room, the Golman Building, 2120 L Street, NW., Washington, DC, and at the local public document room located at the Reference and Documents Department, Penfield Library, State University of New York, Oswego, New York 13126.
                           FOR THE NUCLEAR REGULATORY COMMISSION



                           Samuel J. Collins, Director
                           Samuel J. Collins, Director
                           Officer of Nuclear Reactor Regulation

Dated at Rockville, Maryland,
this 19th day of March 1998.